15027710

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-28694

SEC Mail Processing Section
SEP 09 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1950 North Park Place, Suite 100
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hollis M. Lamon **(770) 951-8411**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2015 AUG 31 PM 1:52
SEC / MR
RECEIVED

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hollis M. Lamon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lamon & Stern, Inc**, as of **June 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public

My Commission expired August 9, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have audited the accompanying financial statements of Lamon & Stern, Inc. which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lamon & Stern, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Lamon & Stern, Inc. financial statements. The information is the responsibility of Lamon & Stern, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 28, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

Lamon & Stern, Inc.
Statement of Financial Condition
June 30, 2015

Assets		
Cash and cash equivalents	$	548,335
Commission receivable		54,407
Prepaid expenses		1,917
Receivable from clearing broker		4,277
Furniture, equipment and leasehold improvements net of accumulated depreciation of $39,738		3,276
Deposit with clearing broker		25,000
Total assets	$	637,212
Liabilities and stockholder's equity		
Accrued commissions		42,636
Accounts Payable		21,101
Accrued income taxes		1,406
Accrued profit sharing plan expense		19,500
Total liabilities		84,643
Stockholder's equity		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Additional paid-in capital		6,149
Retained earnings		545,920
Total stockholder's equity		552,569
Total liabilities and stockholder's equity	$	637,212

See accompanying notes.

Lamon & Stern, Inc.
Statement of Operations
June 30, 2015

Revenues	
Commissions and fees	$ 1,358,002
Soft dollar commissions	17,705
Interest income	3,277
Total revenues	1,378,984
Expenses	
Commissions	529,491
Soft dollar commissions	12,495
Employee compensation	548,634
Other operating expenses	320,034
Total expenses	1,410,654
Income before income taxes	(31,670)
Income tax expense	-
Net income	$ (31,670)

See accompanying notes.

Lamon & Stern, Inc.
Statement of Cash Flows
June 30, 2015

Increase (decrease) in cash

Cash flows from operating activities	
Cash received from brokerage commissions	$ 1,376,244
Cash paid for commissions and other expenses	(1,374,547)
Interest received	3,277
Interest paid	(46)
Income tax payments	(9,974)
Net cash used by operating activities	(5,046)
Net decrease in cash	(5,046)
Cash and cash equivalents, beginning of year	553,381
Cash and cash equivalents, end of year	$ 548,335

Reconciliation of net loss to net cash used by operating activities

Net loss	$ (31,670)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,693
Change in:	
Commissions receivable	(9,559)
Receivables from clearing broker	(3,156)
Accrued income taxes	(9,974)
Accounts payable and accrued expenses	34,041
Accrued commissions	13,579
Net cash used by operating activities	$ (5,046)

See accompanying notes.

Lamon & Stern, Inc.
Statement of Changes in Stockholder's Equity
June 30, 2015

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings
Balance, June 30, 2014	500	$ 500	$ 6,149	$ 577,590
Dividends	-	-	-	-
Net loss	-	-	-	(31,670)
Balance, June 30, 2015	500	$ 500	$ 6,149	$ 545,920

See accompanying notes.

Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
as of June 30, 2015

Net Capital:		
Total stockholder's equity	$	552,569
Less non-allowable assets:		
Prepaid expenses	$	(1,917)
Property and equipment		(3,276)
		(5,193)
Net capital before haircuts		547,376
Less haircuts		-
Net capital		547,376
Less required net capital		250,000
Excess net capital		297,376
Aggregate indebtedness		84,643
Net capital based on aggregate indebtedness		5,643
Ratio of aggregate indebtness to net capital		.16 to 1.0

Reconciliation with company's computation of net capital included in Part IIA of Form X-17A-5 as of June 30, 2015.

Net capital as reported in Part IIA of Form X-17a-5	588,377
Audit adjustment to record accounts payable	(21,101)
Audit adjustment to record soft dollar liability	(13,253)
Audit adjustment to record profit sharing plan contribution	(19,500)
Audit adjustment to adjust tax liability	8,576
Audit adjustment to record receivable from clearing broker	4,277
Net capital as reported above	547,376

See accompanying notes.

1. General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods.

Revenue Recognition

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2015, two customers accounted for approximately 24% of commission and fee revenues.

Soft dollar commission revenue is derived when an institutional investor executes a stock trade through the Company in exchange for the Company paying a bill. Soft dollar commission revenue, and the related soft dollar commission expense, is accounted for on a trade date basis.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 28, 2015, the date of issuance.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-l), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2015, the ratio of aggregate indebtedness to net capital ratio was .16 to 1.0 and net capital was $547,376, which exceeded the minimum net capital requirements by $297,376.

4. Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, match employee contributions. Discretionary employer contributions to the Plan were approximately $51,000 for the year ended June 30, 2015.

5. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax effects were insignificant at June 30, 2015.

The components of income tax expense are as follows:

Current income tax expense	$ -
Deferred income taxes	-
Total income tax provision	$ -

The Company's effective income tax rate differs from the federal statutory rate of 34% primarily because of permanent nondeductible expenses.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report as of and for the fiscal year ended June 30, 2015, in which Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions through the aforementioned fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rubio CPA, PC

RUBIO CPA, PC

August 28, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

LAMON & STERN, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Lamon & Stern, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Lamon & Stern, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lamon & Stern, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lamon & Stern, Inc.'s management is responsible for Lamon & Stern, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2015, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 28, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Final

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028694 FINRA JUN
LAMON & STERN INC
1950 N PARK PL SE STE 100
ATLANTA GA 30339-2044

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michelle D. Farmer
(770) 951-8411

2. A. General Assessment (item 2e from page 2) $ 3,439

B. Less payment made with SIPC-6 filed (exclude interest) (1,784)
January 26, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $ 1,655

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,655

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,655

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lamon & Stern, Inc.
(Name of Corporation, Partnership or other organization)

Michelle D. Farmer
(Authorized Signature)

Financial and Operational Principal
(Title)

Dated the 17th day of August, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Eliminate cents

Item No.	
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,378,983
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	— 0 —
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income on CD's and Money Markets (Deductions in excess of $100,000 require documentation)	$3,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
SIPC Net Operating Revenues	$ 1,375,983
General Assessment @ .0025	$ 3,439 (to page 1, line 2.A.)

LAMON & STERN INC
1950 N PARK PL SE STE 100
ATLANTA, GA 30339-2044

13772

64-240/611

DATE 8/17/15

PAY TO THE ORDER OF Securities Investor Protection Corporation $ 1,655.00

One thousand six hundred fifty five & no/100 DOLLARS

FIDELITY BANK
Atlanta, GA

FOR SIPC-7

⑈013772⑈ ⑆061102400⑆ 08 02840 0⑈